[redacted]

SECURITIES AND EXCHANGE COMMISSION

06050530

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ANNUAL AUDITED REPORT
FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 28 2006
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-65929

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/02/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ernst & Young Corporate Finance (Canada) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Bay Street, P.O. Box 251, Ernst & Young Tower

Toronto	Ontario	M5K 1J7
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dona Gilbertson 416-943-2407

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Dunwoody LLP

(Name – *if individual, state last, first, middle name*)

Royal Bank Plaza, P.O. Box 32	Toronto	Ontario	M5J 2J8
(Address)	*(City)*	*(State)*	*(Zip Code)*

CHECK ONE:

- o Certified Public Accountant
- o Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 01 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY IANNI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young Corporate Finance (Canada) Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

DONA GILBERTSON

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young Corporate Finance (Canada) Inc.
Statement of Financial Condition
For the year ended June 30, 2006
(Expressed in U.S. Dollars)

Contents

BDO

BDO

BDO Dunwoody LLP
Chartered Accountants
and Advisors

Royal Bank Plaza
P.O. Box 32
Toronto Ontario Canada M5J 2J8
Telephone: (416) 865-0200
Telefax: (416) 865-0887

www.bdo.ca

Auditors' Report on Statement of Financial Condition

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited the accompanying Statement of Financial Condition of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") as at June 30, 2006 prepared in accordance with rule 17a-5(g)(1) of the Securities Exchange Act of 1934. This financial information is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, the summary of financial position presents fairly, in all material respects, the financial position of the Company as at June 30, 2006 in accordance with accounting principles generally accepted in the United States of America.

This Statement of Financial Condition is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g)(1) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified users or for any other purposes.

The comparative figures were reported on by another Independent Public Accountant.

BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
July 31, 2006

Ernst & Young Corporate Finance (Canada) Inc.
Statement of Financial Condition
(Expressed in U.S. Dollars)

June 30	2006	2005
Assets		
Current		
Cash	$ 1,812,801	$ 445,207
Due from affiliate	372,002	320,840
Other receivables	-	1,422
	$ 2,184,803	$ 767,469
Liabilities and Stockholder's Equity		
Current		
Accounts payable and accrued liabilities	$ 137,534	$ 36,319
Income taxes payable	457,654	-
	595,188	36,319
Stockholder's equity		
Common stock		
Authorized		
Unlimited number of voting shares		
Issued		
738,373 Shares, voting, $1 par value	738,373	738,373
Retained earnings (deficit)	851,242	(7,223)
	1,589,615	731,150
	$ 2,184,803	$ 767,469

BDO

The accompanying summary of significant accounting policies and notes are an integral part of this financial condition.

Nature of Business

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated on November 12, 2002 as a corporation under the laws of Canada, and initially capitalized on February 17, 2003. The Company is wholly-owned by EY Advisory Services Inc. ("EYAS"), a company incorporated under the laws of the Province of Ontario. The Company commenced operations as a licensed member of the NASD on October 23, 2003.

The Company provides corporate finance advisory services to public and private companies and individuals engaged in cross-border transactions with the United States. The Company does not carry securities accounts for customers or perform custodial actions for customer's securities.

Cash

Cash on deposit with banks at June 30, 2006 exceeded federally insured limits.

Revenue Recognition

Revenue is recognized as earned, on a time and materials basis, as the work is performed and services are provided.

Income Taxes

Income taxes are accounted for under Statement of Financial Accounting Standard No. 109 *Accounting for Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

The Company's financial instruments consist of cash, due from affiliate, and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency and credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted. The Company's cash is held by one financial institution.

(Expressed in U.S. Dollars)

1. Related Party Transactions

On March 1, 2003, the Company and Ernst & Young Corporate Finance Inc. (which changed its name on July 19, 2004 to Ernst & Young Orenda Corporate Finance Inc.) ("EYCF"), a company under common control, entered into a Services Agreement (the "Agreement") whereby the Company engaged EYCF to provide certain services on the Company's behalf. The agreement was amended effective July 1, 2005 (the "amended agreement"). Per the amended agreement, payment for the services in each Fiscal Year shall be based on an amount equal to time spent charged at agreed upon rates as defined in the amended agreement. EYCF has charged the Company CAD $100,000 worth of costs representing an allocation of EYCF's costs for defined services based on an estimate of time spent, plus any direct expenses incurred by EYCF on behalf of the Company. As at June 30, 2006, the balance due to EYCF was offset as per the amended agreement with the amount due to the Company from EYCF, and the net balance is included under "Due from Affiliate". The amount is unsecured, non-interest bearing and due on demand.

2. Net Capital Requirement

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. Net capital and aggregate debit items arising from customer transactions change from day to day, but as of June 30, 2006, the Company had net capital of $1,217,613 (2005 - $408,888), which exceeded minimum net capital requirements by $967,613 (2005 - $158,888).

BDO